UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated 22 April 2022

Commission File Number 333-234096

Sibanye Stillwater Limited
(Translation of registrant’s name into English)

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Bridgeview House, Ground Floor
Weltevreden Park, 1709
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note
This Form 6-K includes the exhibit containing the Technical Report Summary for the material mining property of Sibanye Stillwater Limited (“Sibanye-Stillwater”) in respect of its platinum group metals (“PGM”) operations in the United States pursuant to Subpart 1300 of Regulation S-K under the Securities Act of 1933. The exhibit is filed herewith in order to be incorporated by reference into Sibanye-Stillwater’s annual report on Form 20-F for the year ended 31 December 2021.

Exhibit No.	Description
96.1	Technical Report Summary – US PGM operations (East Boulder and Stillwater) (including Consent of Qualified Persons)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Sibanye Stillwater Limited

Date: 22 April 2022	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer